

Mail Stop 4720

October 7, 2009

John M. Mendez
Chief Executive Officer
First Community Bancshares, Inc.
P.O. Box 989
Bluefield, VA 24605-0989

      Re: First Community Bancshares, Inc.
             Form 10-Q for Fiscal Quarter Ended June 30, 2009
             File No. 000-19297

Dear Mr. Mendez:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements

General

1.   Please revise your future quarterly filings to provide the disclosures required by paragraph 20(a) of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

Note 3. Investment Securities, pages 14-15

2.   In your response to comment 17 of our letter dated June 23, 2009 you stated that you would add a column to your investment tables disclosing the amount of OTTI recognized in accumulated other comprehensive income. It does not appear that you have included this required disclosure in your June 30, 2009 Form 10-Q.

Accordingly, please revise your future filings to include this disclosure as required by paragraph 19 of SFAS 115 as amended by FSP FAS 115-2 and 124-2.

3. Refer to comment 10 in our letter dated June 23, 2009. Regarding the cumulative effect adjustment related to the $15.5 million in other-than-temporary impairment ("OTTI") charges recorded in 2008 on your pooled trust preferred securities, you state that you determined the entire amount of the impairment to be credit-related based on a review of the cash flow projections you used in your determination of whether or not there had been an adverse change in cash flow at December 31, 2008 and that you enhanced your assumptions to include a continuing element of defaults in addition to those projected. Please provide us additional specific details regarding how you enhanced your assumptions to include a continuing element of defaults in addition to those projected, tell us why you believe it was appropriate to revise your cash flow projections and provide us the authoritative guidance which you believe supports your methodology. It appears that paragraph 45 of FSP FAS 115-2 and 124-2 requires you to calculate the cumulative adjustment as of the beginning of the period in which you adopt the standard and therefore your calculation would be based on the unadjusted cash flows expected to be collected used in your adverse change in cash flow assessment at December 31, 2008.

4. You disclose that you made a cumulative effect adjustment of $6.1 million to recognize the portion of non-credit losses associated with a non-agency mortgage-backed security and that the amount due to probable credit losses was determined using customized default and prepayment scenarios.

    •   Please tell us in detail how you calculated the cumulative effective adjustment for your security.

    •   Please provide us a schedule that details the amortized cost and the amount of OTTI recognized in 2008 prior to your adoption of FSP FAS 115-2 and FAS 124-2.

    •   Please tell us if there were any differences between your calculation of the cumulative effect adjustment and your discounted cash flows calculation used to determine whether there was an adverse change in estimated cash flows at the period end prior to your adoption of FSP FAS 115-2 and 124-2. If there were differences, please identify them, explain why you believe the differences were appropriate and identify and accounting guidance that supports your position.

5. We note your response to comment 2 of our letter dated July 27, 2009 and the table included on page 14 of your June 30, 2009 Form 10-Q. In the interest of transparency, please revise this table in future filings to include a column that

displays the amount of cumulative OTTI recognized on each of your trust preferred securities. Please provide us with a draft of this disclosure.

6.   We note your response to comment 3 of our letter dated July 27, 2009. We note that your pooled trust preferred securities have different actual deferral rates, credit ratings, and fair values. Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks in each trust and based on the specific tranche in which you have invested. Consistent with the guidance in paragraphs 10 and 12 of FSP EITF 99-20-1, we believe you must look at the specific collateral underlying each individual security to develop the credit deferral/default assumptions for your estimated cash flows and that simply using the same credit default assumption based on the average long term performance of FDIC regulated banks or average defaults experienced during the Savings and Loan Crisis for all of your securities is not a reasonable methodology consistent with the guidance. Therefore, please revise your OTTI methodology for your pooled trust preferred securities to use the specific collateral underlying each security as the basis for your credit deferral/default assumptions.

7.   We note your response to comment number 4 of our letter dated July 27, 2009. Tell us how you determined that the defaults and deferrals announced after the balance sheet date were able to be absorbed by the level of prospective default and structure within the specific deal. Specifically tell us how you determined that the subsequent deferrals and defaults were incorporated in your calculation of cash flows expected to be collected at period end.

Note 12 – Fair Value Disclosures, pages 20-25

8.   We note your disclosures on page 21 that the fair value of certain impaired loans is determined based on the fair value of the underlying collateral if repayment is expected solely from the collateral. Please tell us and revise your future filings to provide the following enhanced disclosures with respect to your impairment measurements for collateral-dependent loans:

   • The approximate amount or percentage of impaired loans for which you relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

   • The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

- For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision and Allowance for Loan Losses, pages 35-36

9.   We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming assets over recent periods. Please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses. For example, discuss in general the relationship between your nonperforming and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the level of the allowance for loan losses. Further, provide a more robust discussion explaining the causal factors that you attribute to the increase in nonperforming loans.

          *   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3426 if you have any questions.

Sincerely,

Angela Connell
Reviewing Accountant